MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

October 29, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director Division of Corporation Finance

Re:	Midcoast Energy Partners, L.P.

Amendment No. 5 to Registration Statement on Form S-1

Filed October 16, 2013

Response dated October 22, 2013

File No. 333-189341

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2013 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on June 14, 2013, File No. 333-189341 (as amended, the “Registration Statement”). On October 22, 2013, the Partnership submitted to the Staff certain pages of an anticipated amendment (the “Amendment”) to the Registration Statement containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”).

In response to the Staff’s comments, the Partnership hereby submits this letter and Exhibit A hereto which contains certain revised pages of the Amendment for the Staff’s review. The Partnership expects to include these revised pages in a subsequent amendment to the Registration Statement that the Partnership plans to file through EDGAR on or about October 31, 2013 prior to launching the Offering.

The Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the responses described herein. These marked changes will be incorporated into the proposed subsequent amendment to the Registration Statement that will be filed on or about October 31, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1.	We note references throughout your registration statement that following completion of this offering, EEP will have a 58% limited partner interest in you. For example, refer to pages 9 and 13. However, we also note your disclosure throughout your registration statement that “EEP will own approximately 59.1% of [y]our total outstanding common units and subordinated units,” for example, on page 20. Because our understanding is that common units and subordinated units constitute limited partnership interests, the difference in percentages is unclear. Please advise or revise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that following completion of the offering, EEP will own a 58% limited partner interest in the Partnership and, through its ownership of the Partnership’s general partner, a 2% general partner interest in the Partnership, while the public unitholders will own a 40% limited partner interest. EEP’s ownership of common units and subordinated units will therefore constitute 59.1% of the 98% limited partner interest in the Partnership, which does not include the 2% general partner interest.

As noted in Exhibit A, we propose to revise pages 44 and F-8 of the Amendment to clarify EEP’s ownership of common and subordinated units. We propose to keep the current disclosure regarding EEP’s ownership percentage of limited partner interests on pages 20, 46, 48, 51, 61, 245 and 249 because the percentage is useful in the context of the provisions of the partnership agreement discussed therein.

2.	We note your statement in your proposed disclosure under the “Recent Developments” section on page 8 that your final results could be “materially different” from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Response: We acknowledge the Staff’s comment and propose to revise page 9 of the Amendment as noted in Exhibit A.

Prospectus Cover Page

3.	We note that you have listed your joint book-running managers and co-managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe Item 501(b)(8)(i) of Regulation S-K explicitly limits the underwriters identified on the cover page to the firms that are serving as representatives of the underwriters, but instead explicitly requires that the names of the lead underwriting firms be identified on the cover page. Additionally, industry practice is to include the names of not only the representatives of the underwriters but also the other book-running managers that are involved in the offering as well as the co-managers.

In response to the Staff’s comment, we propose to revise the cover page of the Amendment to include only the book-running managers that are involved in the offering, as noted in Exhibit A.

Dilution, page 59

4.	Please provide us with a detailed calculation of how you calculate net tangible book value both before and after the offering. With a view to transparent disclosure, please also revise your filing to provide investors with this detail.

Response: We acknowledge the Staff’s comment and propose to revise page 59 of the Amendment to include a detailed calculation of net tangible book value both before and after the offering, as noted in Exhibit A. We respectfully advise the Staff that in connection with providing the additional detail, we have determined that presenting net tangible book value per Class A common unit after the offering, rather than on a total unit basis, is a more meaningful presentation for investors. In addition, this change in presentation resulted in slight dilution, as opposed to accretion, on a per unit basis with respect to the Class A common units.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MIDCOAST ENERGY PARTNERS, L.P.

By:	Midcoast Holdings, L.L.C.,
its general partner

By:	/s/ Mark A. Maki
Mark A. Maki
Principal Executive Officer

cc:	Jennifer López, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

Joshua Davidson, Baker Botts L.L.P.

Tull R. Florey, Baker Botts L.L.P.

EXHIBIT A